Exhibit 99.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Our American depositary shares, each representing one-half of our Class A ordinary share, are listed on the New York Stock Exchange in the United States under the symbol NOAH.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING

Attached please find the form of proxy for holders of Class A ordinary shares of Noah Holdings Private Wealth and Asset Management Limited (the “Company”), which serves as the form of proxy for the annual general meeting of the Company to be held on Friday, December 16, 2022 at 10:00 a.m., Hong Kong time (or 9:00 p.m. on Thursday, December 15, 2022, New York time), and at any adjourned meeting thereof. This form of proxy is also available for viewing on the Company’s website at ir.noahgroup.com.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited Jingbo Wang
Chairwoman of the Board

Hong Kong, November 14, 2022

As of the date of this announcement, our board of directors comprises Ms. Jingbo Wang, the chairwoman of the Board, Mr. Zhe Yin and Ms. Chia-Yue Chang as directors; Mr. Neil Nanpeng Shen and Mr. Boquan He as non-executive directors; and Dr. Zhiwu Chen, Ms. May Yihong Wu, Mr. Tze-Kaing Yang and Mr. Jinbo Yao as independent directors.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

FORM OF PROXY FOR ANNUAL GENERAL MEETING

to be held on Friday, December 16, 2022 at 10:00 a.m. (Hong Kong time)
(or any adjourned meeting thereof)

INTRODUCTION

This Form of Proxy is furnished in connection with the solicitation by the board of directors of Noah Holdings Private Wealth and Asset Management Limited, a Cayman Islands exempted company (the “Company”), of proxies from the holders of the issued and outstanding Class A ordinary shares of the Company with a par value of US$0.0005 per share (the “Class A ordinary shares”) to be exercised at the annual general meeting of the Company (the “AGM”) to be held at 38 Beach Road, #08-13, South Beach Tower, Singapore 189767, on Friday, December 16, 2022 at 10:00 a.m., Hong Kong time (or 9:00 p.m. on Thursday, December 15, 2022, New York time), and at any adjourned meeting thereof, for the purposes set forth in the accompanying notice of the AGM.

Only the holders of the Class A ordinary shares at the close of business on Monday, October 24, 2022, Hong Kong time, as the record date are entitled to attend and vote at the AGM or any adjourned meeting thereof. Each Class A ordinary share is entitled to one vote on all matters at the AGM. The quorum of the AGM is one or more shareholders, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, which carry in aggregate (or representing by proxy) not less than one-tenth of all votes attaching to all Class A ordinary shares in issue and entitled to vote at the AGM.

The Class A ordinary shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Class A ordinary shares in his/her/its discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the Class A ordinary shares for the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned meeting thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any proxy given by a holder of Class A ordinary shares by means of a proxy form, pursuant to this solicitation may be revoked by submitting a written notice of revocation or a fresh proxy form bearing a later date, which must be received by the deadline for returning the proxy forms set forth above, or by attending the AGM. Holders of American Depositary Shares (the “ADSs”) should not use this form to vote, but must follow the instructions provided by Citibank, N.A., as depositary for the ADSs (the “Depositary”), to ADS holders on how to instruct the Depositary to vote the Class A ordinary shares represented by their ADSs. Any questions on how an ADS holder may instruct the Depositary to vote Class A ordinary shares represented by ADSs should be directed to the Depositary.

You may instruct your proxy to vote some or all of the Class A ordinary shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your Class A ordinary shares in the same way on any resolution. In this case, please specify in the voting boxes the number of Class A ordinary shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

To be valid, this Form of Proxy must be completed, signed and returned to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong as soon as possible and no later than 10:00 a.m. on Wednesday, December 14, 2022, Hong Kong time, to ensure your representation at the AGM.

Noah Holdings

 Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

FORM OF PROXY FOR ANNUAL GENERAL MEETING

to be held on Friday, December 16, 2022 at 10:00 a.m., Hong Kong time (or any adjourned meeting thereof)

I/We of, being the registered holder of                                                                                                                                                    Class A ordinary shares(Note 1), par value US$0.0005 per share, of Noah Holdings Private Wealth and Asset Management Limited (the “Company”), hereby appoint the Chairman of the Annual General Meeting(Note 2) or                                                                                                                                                                                                                          (name) of                                                                                                                                                                                                     (address) as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned meeting thereof) of the Company to be held at 38 Beach Road, #08-13, South Beach Tower, Singapore 189767, on Friday, December 16, 2022 at 10:00 a.m., Hong Kong time (or any adjournment(s) or postponement(s) thereof), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit(Note 3).(Note 5)(Note 6)(Note 7)

No.	RESOLUTIONS	FOR(Note 3)	AGAINST(Note 3)	ABSTAIN(Note 3)
1.	BY WAY OF A SPECIAL RESOLUTION, that the adoption of the revised Articles of Association in substitution for and to the exclusion of the existing Articles of Association, incorporating the amendments as set out in Appendix II to the Circular with effect from the Effective Date be approved.
2.	BY WAY OF AN ORDINARY RESOLUTION, the grant of a repurchase mandate (the “Repurchase Mandate”) to the Board to repurchase Shares and/or ADSs not exceeding 10% of the total number of issued and outstanding Shares of the Company as of the date of passing of this ordinary resolution be approved.
3.	BY WAY OF AN ORDINARY RESOLUTION, the grant of an issuance mandate (the “Issuance Mandate”) to the Board to issue, allot or deal with unissued Shares and/or ADSs not exceeding 20% of the total number of issued and outstanding Shares of the Company as of the date of passing of this ordinary resolution be approved.
4.	BY WAY OF AN ORDINARY RESOLUTION, that conditional upon passing of resolution numbers 2 and 3 above, the extension of the Issuance Mandate by adding the number of repurchased Shares under the Repurchase Mandate to the total number of Shares and/or ADSs which may be allotted and issued by the Directors pursuant to the Issuance Mandate, provided that such amount shall not exceed 10% of the number of the issued Shares as of the date of passing of this resolution, be approved.
5.

BY WAY OF AN ORDINARY RESOLUTION, that the adoption of the 2022 Share Incentive Plan with effect from the Effective Date be approved, and the Directors be authorized to do all acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the 2022 Share Incentive Plan, including without limitation:

(a)   to administer or authorize a committee of the Board to administer the 2022 Share Incentive Plan under which Awards will be granted to the Eligible Individuals under the 2022 Share Incentive Plan to subscribe for the Shares and the ADSs of the Company, including but not limited to determining and granting the Awards in accordance with the terms of the 2022 Share Incentive Plan;

(b)  subject to the Hong Kong Listing Rules, to modify and/or amend the 2022 Share Incentive Plan from time to time provided that such modification and/or amendment is effected in accordance with the terms of the 2022 Share Incentive Plan;

(c)  subject to the Hong Kong Listing Rules, to allot and issue from time to time such Shares which shall not in aggregate exceed the lowers of 3,000,000 Shares and 10% of the total number of Shares outstanding as at the date of approval of the 2022 Share Incentive Plan by the Shareholders (the “Scheme Mandate Limit”), as may be required to be allotted and issued pursuant to the exercise of the Awards under the 2022 Plan; and

(d)  to consent, if it so deems fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the 2022 Share Incentive Plan.

6.	BY WAY OF AN ORDINARY RESOLUTION, subject to the Hong Kong Listing Rules and conditional upon passing of resolution number 5 above, the Directors be authorized to allot and issue to Service Providers from time to time such Shares which shall be the lower of (i) 60,000 Shares and (ii) such number of Shares representing 2% of the Scheme Mandate Limit, as may be required to be allotted and issued pursuant to the exercise and/or vest of the Awards under the 2022 Share Incentive Plan.

Dated	,2022	Signature(s)(Note 4)

1	Please insert the number of shares registered in your name(s) to which this Form of Proxy relates. If no number is inserted, this Form of Proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided. If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. Any alteration made to this Form of Proxy must be initialed by the person(s) who sign(s) it.

3	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for.” If you wish to vote against a particular resolution, tick the appropriate box marked “against.” If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain.” If you do not complete this section, your proxy will vote or abstain at his/her discretion.

4	This Form of Proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.

5.	In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not less than 48 hours before the time appointed for the meeting or the adjourned meeting (as the case may be).

6	Please refer to the circular for AGM dated November 14, 2022 (the “Circular”) and the accompanying notice of AGM for details of each of the resolutions.

7	Unless otherwise specified, terms defined in this Form of Proxy shall have the same meanings as those set out in the Circular.